BROADCOM CORPORATION 5300 California Avenue Irvine, CA 92617 Phone: 949-926-5000 Fax: 949-926-5203

June 21, 2012

VIA EDGAR

Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Broadcom Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 1, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 1, 2012
File No.: 000-23993

Dear Mr. Cascio:

Set forth below are Broadcom Corporation’s (the “Company”) responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 14, 2012. For your convenience, the exact text of the comments provided by the Staff has been included in bold and italicized face type preceding each response in the order presented in the comment letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Company’s referenced filings. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.

Form 10-K for the fiscal year ended December 31, 2011

Consolidated Financial Statements

Note 13. Business Enterprise Segments, Significant Customer, Supplier and Geographical Information, page F-40

1.	Consistent with your response to prior comment 3, in future filings please include disclosure about the nature of your product groupings, including how you determined that the products constitute a group of similar products within each operating segment.

The Company has noted the Staff’s comment and intends to provide the requested additional disclosure in future filings.

Form 10-Q for the quarter ended March 31, 2012

Unaudited Condensed Consolidated Financial Statements

Note 9. Intellectual Property Proceedings, page 25

2.	We reference your response to prior comment 4 and we note that the settlement loss (gain) in your consolidated statements of income is reported “net.” Please tell us the components of settlement loss (gain) on a gross basis for each legal matter for the year ended December 31, 2011 and three months ended March 31, 2012. If the gross amounts related to an individual litigation settlement are material to your financial statements, we continue to believe that you should disclose the material terms of the settlements.

The Company has noted the Staff’s comment and recognizes that the amounts paid in connection with an individual litigation settlement may be among the material terms of a settlement that may need to be disclosed. Indeed, the Company considered whether more detailed information about the settlement costs recorded for the three months ended March 31, 2012 should be disclosed. After careful consideration of a number of factors, including that the ongoing impact of the settlement terms on the Company’s financial statements would not be material, the consistency of the terms with past intellectual property settlements, the prevalence of such intellectual property-type settlements, the information that was disclosed about the aggregate settlement costs and related claims, the potential detrimental and prejudicial impact that disclosure of such payments could have on the Company’s litigation strategy and the roadmap that the disclosure of such detailed information could provide to future potential litigants against the Company, we concluded that additional information was not necessary in this instance for the protection of our investors. We believe that the Staff’s view on a number of disclosure requirements recognizes the importance of weighing key competitive and commercial considerations against the equally important potential benefits that disclosure of more detailed information could provide to investors. For instance, in the recently issued CF Disclosure Guidance topic on cybersecurity the Staff specifically noted the potential negative consequences that providing certain detailed disclosures could have on a registrant. Nevertheless, as noted above, the Company confirms that we agree with your statement that material amounts paid in a settlement may be required disclosure.

In future filings, we will also ensure that the disclosures in our notes to our consolidated financial statements clearly indicate the breakdown of the gross components of the “Settlement costs (gains), net” line item from our Consolidated Statements of Income, similar to the disclosures provided in Note 11. (Settlement Costs (Gains), Net) from our 2011 Form 10-K. As disclosed in Note 2. (Supplemental Financial Information) to our Form 10-Q for the fiscal quarter ended March 31, 2012, the $86 million “Settlement costs (gains), net” item on our Unaudited Condensed Consolidated Statements of Income for the three months ended March 31, 2012 related to patent infringement claims and was not offset by any settlement gains.

Similarly, the $(5 million) “Settlement costs (gains), net” item on our Unaudited Condensed Consolidated Statements of Income for the three months ended March 31, 2011 was not offset by any settlement costs.

*    *    *    *

We hope that the foregoing is responsive to your inquiry. Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please do not hesitate to contact the undersigned at (949) 926-8200.

Sincerely,

/s/ Eric K. Brandt
Eric K. Brandt,
Executive Vice President and Chief Financial Officer

cc:	Arthur Chong, Executive Vice President, General Counsel and Secretary
Ronald R. Steger, KPMG LLP
Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom, LLP